Issuer Free Writing Prospectus

Filed pursuant to Rule 433

Relating to Preliminary Prospectus Supplement dated September 22, 2022 to Prospectus dated March 17, 2020

Registration Nos. 333-237232  and 333-237232-01

PRICING TERM SHEET

$550,000,000 5.550% Notes due 2028

Dated: September 22, 2022

Issuer:	Digital Realty Trust, L.P.

Guarantor:	Digital Realty Trust, Inc.

Offering Format:	SEC registered

Size:	$550,000,000 aggregate principal amount

Maturity Date:	January 15, 2028

Coupon (Interest Rate):	5.550% per annum, payable semi-annually

Benchmark Treasury:	UST 3.125% due August 31, 2027

Benchmark Treasury Price and Yield:	96-14 3⁄4 / 3.920%

Spread to Benchmark Treasury:	+165 basis points

Yield to Maturity:	5.570%

Price to Public:	99.918% of the aggregate principal amount, plus accrued interest from September 27, 2022, if any

Interest Payment Dates:	January 15 and July 15, commencing January 15, 2023

Optional Redemption Provisions:

Prior to December 15, 2027 (one month prior to the maturity date of the notes (the “Par Call Date”)), the Issuer may redeem the notes at its option, in whole or in part, at any time and from time to time at a redemption price (expressed as a percentage of principal amount and rounded to three decimal places) equal to the greater of:

(1) (a) thesum of the present values of the remaining scheduled payments of principal and interest on the notes discounted to the redemption date (assuming the notes matured on the Par Call Date) on a semi-annual basis (assuming a 360-day year consisting of twelve 30-day months) at the Treasury Rate (as defined under “Description of Notes – Optional Redemption at Our Election”) plus 25 basis points less (b) interest accrued to the date of redemption, plus,in each case, accrued and unpaid interest thereon, to the redemption date, and

(2) 100% of the principal amount of the notes to be redeemed.

On or after the Par Call Date, the Issuer may redeem the notes, in whole or in part, at any time and from time to time, at a redemption price equal to 100% of the principal amount of the notes being redeemed plus accrued and unpaid interest thereon to the redemption date.

See “Description of Notes – Optional Redemption at Our Election” in the preliminary prospectus supplement, dated September 22, 2022 for more information.

Trade Date:	September 22, 2022

Settlement Date:	September 27, 2022 (T+3)*

CUSIP/ISIN:	25389J AV8 / US25389JAV89

Anticipated Ratings**:	Baa2 by Moody’s Investors Service, Inc., BBB by Standard & Poor’s Ratings Services and BBB by Fitch Ratings

Joint Book-Running Managers:

BofA Securities, Inc.

SMBC Nikko Securities America, Inc.

Citigroup Global Markets Inc.

J.P. Morgan Securities LLC

Mizuho Securities USA LLC

MUFG Securities Americas Inc.

PNC Capital Markets LLC

Scotia Capital (USA) Inc.

TD Securities (USA) LLC

U.S. Bancorp Investments, Inc.

Co-Managers:

Barclays Capital Inc.

BNP Paribas Securities Corp.

Credit Suisse Securities (USA) LLC

Morgan Stanley & Co. LLC

RBC Capital Markets, LLC

Truist Securities, Inc.

Wells Fargo Securities, LLC

Academy Securities, Inc.

Huntington Securities, Inc.

ING Financial Markets LLC

Loop Capital Markets LLC

Raymond James & Associates, Inc.

*

We expect that the notes will be delivered to investors in book-entry form through The Depository Trust Company on or about September 27, 2022, which will be the third business day following the date of pricing of the notes (this settlement cycle is being referred to as “T+3”). Under Rule 15c6-1 of the Securities Exchange Act of 1934, as amended, trades in the secondary market are required to settle in two business days, unless the parties to any such trade expressly agree otherwise. Accordingly, purchasers who wish to trade the notes on the date of pricing will be required to specify an alternative settlement cycle at the time of any such trade to prevent a failed settlement. Purchasers of the notes who wish to make such trades should consult their own advisors.

**	A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.

The Issuer has filed a registration statement (including a prospectus) and a preliminary prospectus supplement with the Securities and Exchange Commission (“SEC”) for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement, the preliminary prospectus supplement and other documents the Issuer and the Guarantor have filed with the SEC for more complete information about the Issuer, the Guarantor and this offering. You may get these documents for free by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, a copy of the final prospectus supplement and prospectus relating to these securities may be obtained, when available, by contacting BofA Securities, Inc., telephone collect at: 800-294-1322 or SMBC Nikko Securities America, Inc., telephone collect at: 888-868-6856.